Exhibit (a)(2)

                         Equity Resource Arlington Fund
                                44 Brattle Street
                               Cambridge, MA 02138

                                November 29, 2002

                           Offer To Purchase Units in
            Historic Preservation Properties 1989 Limited Partnership
                                For $100 per Unit

Dear Limited Partner:

Enclosed with this letter is an offer from Equity Resource Arlington Fund (the "Purchaser") to purchase limited partnership units in Historic Preservation Properties 1989 Limited Partnership (the "Partnership") for $100 per unit. The offer price is net to the seller and the Purchaser will pay the transfer fee associated with the sale of your units. This offer expires on December 30, 2002. If you are interested in selling your units, please read the enclosed offer carefully.

FACTORS TO CONSIDER IN EVALUATING THIS OFFER

o Opportunity for Liquidity/Offer Price Significantly Higher Than Recent Sale Prices
     The Purchaser's offer provides liquidity to limited partners by giving them an opportunity to terminate this investment. The Partnership has been in existence for 13 years and the Purchaser anticipates that it will continue to operate for the foreseeable future. Additionally, there is currently no active market for the sale of units in the Partnership. To the best of the Purchaser's knowledge, only 30 Partnership units have been sold in the previous 12 months. The Purchaser's offer price is well in excess of the $25 per unit paid for those units and the Purchaser will pay the $70 per transaction transfer fee associated with the tender of units.

o    No Recent Cash Distributions
     The Partnership has not made cash distributions in any of the previous five years. Though the Purchaser has no information concerning future distributions, it is possible that the current distribution trend will continue. By selling your limited partnership units, you give yourself the opportunity to place the proceeds from a sale into other, potentially better performing investments. You may also simplify your tax returns by eliminating future K-1 reporting for this Partnership.

o    The Partnership's Tax Credits Have Expired
     The Partnership was formed to take advantage of rehabilitation tax credits afforded by Section 47 of the Internal Revenue Code of 1986. Those tax credits have expired and limited partners are advised to discuss their tax situation with their tax advisors before tendering units under the offer. Each limited partner's tax situation is different and the Purchaser cannot predict individual tax liability on a sale of units. In talking with their tax advisors, limited partners should also consider whether they have capital losses from 2002 or capital loss carry forward to offset a portion of any gain realized on the sale of their units. [See "THE OFFER-Section 6-Certain Tax Consequences"]

o    Offer Price May Not Represent the Full Value of Your Units

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     No independent party has been retained by the Purchaser or by any other person to evaluate or render any opinion to limited partners with respect to the fairness of the offer price. No representation is made as to any fairness or other measures of value that may be relevant to limited partners. The Purchaser has calculated a net asset value (NAV) for the Partnership of $140 per unit. The Purchaser arrived at its offer price by applying a 30% illiquidity discount to the NAV. The Purchaser has not calculated a liquidation value for units and it is uncertain whether the offer price or the NAV reflect the value that would be realized upon the sale of units by a limited partner to a third party. [See "THE OFFER-Introduction-Market Value of Units" and "THE OFFER-Section 7-Purpose and Effects of the Offer"]

o    Conflict of Interest
     The Purchaser is making the Offer with a view toward making a profit. Accordingly, there is a conflict between the Purchaser's desire to acquire your units at a low price and your desire to sell your units at a high price. The Purchaser's intent is to acquire the units at a discount to the value it might ultimately realize from owning the units.

o    Effects of a Sale of Your Units
     Limited partners who sell their units will be giving up the opportunity to participate in any future potential benefits associated with ownership of units, including the right to participate in any future distribution of cash or property.

The Purchaser

The Arlington Fund is in the business of acquiring fractional investment interests for long-term retention and seeks to purchase units in the Partnership in advancement of that strategy. The units acquired as a result of this offer will be held as long-term investments and not with a view to a resale. The Arlington Fund does not acquire general partner positions and is not engaged in property management.

Please read the enclosed offer carefully. It contains important information concerning this offer, the Partnership and the Purchaser. If you wish to sell your units, complete the enclosed Agreement of Sale and Assignment according to the directions on the agreement, sign where indicated and return it in the pre-addressed return envelope.

If you have any questions, please call Equity Resources Group, Inc., the information agent for this offer, at (617) 876-4800 or email them at info@equityresources.com.

Sincerely,


Equity Resource Arlington Fund LP